124 Main St ∙ PO Box 508

Delhi, New York 13753

(855) 413-3544

June 3, 2024

VIA EDGAR

Chris Windsor

Legal Branch Chief

U.S. Securities and Exchange Commission (the “Commission”)

100 F Street, NE

Washington, DC 20549

Re:	Delhi Bank Corp.

Post-Qualification Amendment No. 7 to

Offering Statement on Form 1-A

Request for Qualification

File No. 024-10818

Dear Mr. Windsor:

Pursuant to our prior communications, we respectfully request that the Post-Qualification Amendment No. 7 to the Form 1-A of Delhi Bank Corp. (the “Company”) be declared qualified on June 4, 2024 at 4:30 p.m., or as soon as practicable thereafter.

Furthermore, the Company hereby acknowledges the following:

●	We have previously been advised by the States of New York and Ohio that the offering is qualified or exempt from registration;

●	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing qualified, it does not foreclose the Commission from taking any action with respect to the filing;

●	The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing qualified, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●	The Company may not assert staff comments and/or qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Abby E. Brown of Squire Patton Boggs (US) LLP at (202) 457-5668 or the undersigned upon the declaration of qualification, or if you have any questions regarding this matter.

Sincerely,

/s/ Peter V. Gioffe
Peter V. Gioffe
President

cc:	Abby E. Brown, Esq., Squire Patton Boggs (US) LLP